Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 2 DATED JUNE 29, 2007

TO THE PROSPECTUS DATED MAY 24, 2007

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated May 24, 2007.

On June 22, 2007, Marc J. Warren resigned as a member of the Board of Directors and President of Dividend Capital Total Realty Trust Inc. (the “Company”), to pursue other endeavors.

On June 22, 2007, James R. Giuliano III was appointed President of the Company, and Sonya J. Rosenbach was appointed Chief Accounting Officer and Treasurer.  Each will serve in such capacities until their successor is elected and qualifies or until their death, resignation or removal in the manner provided in the Company’s bylaws.